MONTHLY REPORT - MARCH, 2005
                              Global Macro Trust
               The net asset value of a unit as of March 31, 2005
               was $  883.70, down  3.5% from   $ 915.60 per unit
                           as of February 28, 2005.

                                      Managing         Unit
                                       Owner          Holders          Total
Net Asset Value (430,838.489      $   4,042,855     390,434,247     394,477,102
   units) at February 28, 2005
Addition of 8,791.157 units on           45,000       8,004,168       8,049,168
   March 1, 2005
Redemption of 5,230.681 units on             (0)     (4,622,352)     (4,622,352)
   March 31, 2005
Net Income (Loss) - March, 2005        (121,153)    (13,815,533)    (13,936,686)
                                    ------------  --------------  --------------
Net Asset Value at March 31, 2005 $   3,966,702     380,000,530     383,967,232
                                    ============  ==============  ==============
Net Asset Value per Unit at March
   31, 2005 (434,497.570 units
   inclusive of 98.605 additional
   units.)                                        $      883.70


                        STATEMENT OF INCOME AND EXPENSE
                                                    This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 4,352,237      (1,959,185)

      Change in unrealized gain (loss) on open      (16,647,519)    (23,161,946)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (77,295)       (433,609)


  Interest income                                       879,160       2,256,390

  Foreign exchange gain (loss) on margin               (111,108)       (272,326)
     deposits

Total: Income                                       (11,604,525)    (23,570,676)

Expenses:
   Brokerage commissions                              2,192,446       6,657,042

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               139,715         389,036


Total: Expenses                                       2,332,161       7,046,078

Net Income (Loss) - March, 2005                    $(13,936,686)    (30,616,754)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554

                                       April 11, 2005


Dear Investor:

Global Macro Trust ("GMT") was down 3.48% for March. Year-to-date the Trust is down 7.45%.

In March, profits from interest rate and energy futures trading were outweighed by a loss from currency trading and smaller losses from trading of stock index, agricultural commodity and metal futures.

The Trust entered March positioned for a continuation of the weak dollar trend which was supported early in the month by reports of central bank reserve diversification away from the dollar and by the continuing expansion of the
U. S. current account deficit to an untenable 6.3% of GDP. However, the dollar staged a significant rally later in the month, resulting in losses on short dollar positions versus the European (euro, Switzerland, Czech Republic, Great Britain, Poland and Sweden), Asian (Japan, Korea, Singapore) and "commodity" (Australia, New Zealand, South Africa, Brazil) currencies. At month-end, the Trust remained short the dollar but with reduced positions. Trading in eleven non-dollar cross rates generated a small profit. Long positions in the Canadian, Australian and British currencies versus the yen and a long position in the euro versus the Swiss franc were profitable. A long position in the Polish zloty versus the euro was unprofitable.

Interest rates rose in the U.S. but fell in Europe and Japan in March. In the U.S. markets, profits on short positions in short-term eurodollar deposits and 5-year Treasuries outweighed losses on long positions in 10- and 30-year Treasuries. Long positions in German notes and bonds, British bonds and European short term interest rate futures were profitable, as was a long position in Japanese bonds. Small losses were sustained on a long position in Canadian and a short position in Australian interest rate futures.

March was a weak month for U.S. and global equity markets, and the Trust sustained moderate losses on long positions in stock index futures in the U.S., South Africa, Australia, Hong Kong and Taiwan. European indices were somewhat flat; long positions generated small gains in France, small losses in Spain and Great Britain, and no change in Germany. Long positions in Japan generated a small profit. Once again, the stock market action in March was insufficient to shake the Trust out of its long stock index futures positions.

Commodity trading was profitable in March with gains from energy outweighing losses from agricultural commodities and a small loss from metals. Energy markets were volatile, but the Trust maintained long positions which generated profits in crude and heating oil, unleaded gas, London gas oil and kerosene. Natural gas was flat. Metals were uneventful in March despite signs that China's economy is reaccelerating. Long positions in zinc and silver generated small losses, long positions in lead and aluminum generated small gains, and a short position in tin and long positions in gold, copper, nickel and platinum were flat. The Trust remains long almost all the metal markets in the portfolio. In the agricultural sector small losses were sustained in grains, tropical "soft" commodities and meats.


                              Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman